UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

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THERMON GROUP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

______________

Delaware	001-35159	27-2228185
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7171 Southwest Parkway Building 300, Suite 200 Austin, Texas	78735
(Address of principal executive offices)	(zip code)

Jay Peterson, (512) 690-0600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item    1.01 Conflict Minerals Disclosure

Conflict Minerals Disclosure and Report

A copy of Thermon Group Holdings, Inc.'s Conflict Minerals Report is filed as Exhibit 1.01 and is available at
http://ir.thermon.com/financial-information/sec-filings.

Item     1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item    2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2020	THERMON GROUP HOLDINGS, INC.

	By:	/s/ Ryan Tarkington
	Name:	Ryan Tarkington
	Title:	General Counsel & Corporate Secretary